UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 10

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2025

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

David Brulotte

Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Catherine M. Clarkin	Guillaume Pichard
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	390, boulevard Charest Est
New York, N.Y. 10004-2498	Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (the "Annual Report") as follows:

The following additional exhibit is hereby added to the Annual Report:

Exhibits:

(99.11)	Section A - "Overview" from "Budget 2026-2027 - A responsible budget with targeted measures for Quebecers - March 2026", March 18, 2026.

(99.12)	Section E "The Québec Economy: Recent Developments and Outlook for 2026 and 2027: from "Budget 2026-2027 - A responsible budget with targeted measures for Quebecers - March 2026", March 18, 2026.

(99.13)	Section F - "Québec's Financial Situation" from "Budget 2026-2027 - A responsible budget with targeted measures for Quebecers - March 2026", March 18, 2026.

(99.14)	Section G - "The Québec Government's Debt" from "Budget 2026-2027 - A responsible budget with targeted measures for Quebecers - March 2026", March 18, 2026.

(99.15)	Excerpts from "Budget Speech 2026-2027", March 18, 2026:

– Québec government - Summary of budgetary transactions - Preliminary results for 2025-2026 (table 1);

– Québec government - Summary of budgetary transactions - Forecasts for 2026-2027 (table 2);

– Québec government - Revenue - Forecasts for 2026-2027 (table 3);

– Québec government - Expenditure - Forecasts for 2026-2027 (table 4).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 10 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Guillaume Pichard

Name:	Guillaume Pichard

Title:	Assistant Deputy Minister

Date: March 23, 2026